

March 1, 2012

Via: E-mail
Dr. Avi Katz
Chief Executive Officer
GigOptix, Inc.
130 Baytech Drive
San Jose, California 95134

       RE: **GigOptix, Inc.**
                Form 8-K dated February 25, 2012
                Filed February 28, 2012
                File No. 000-54572

Dear Dr. Katz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K dated February 25, 2012

Item 4.02

1. You indicate the financial statements found in the second and third Quarter 10-Qs ending July 3, 2011 and October 2, 2011, respectively, should no longer be relied upon. Please tell us if you intend to amend your second and third Quarter 10-Qs to provide restated financial statements and disclosures compliant with FASB ASC 250-10-45-22 through 24 and FASB ASC 250-10-50-7 through 11. If so, please tell us when you plan to file these amendments.

Dr. Avi Katz
GigOptix, Inc.
March 1, 2012
Page 2

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions, please call Dennis Hult, Staff Accountant at 202 551-3618 or me at 202 551-3212. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

                                        Sincerely,

                                        /s/ Jeffrey Jaramillo

                                        Jeffrey Jaramillo
                                        Accounting Branch Chief